EXHIBIT 99.1

TOP Ships Inc. Announces Termination of ATM Program and Other Corporate Developments

ATHENS, Greece, July 24, 2018 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels currently focusing on the transportation of petroleum products, announced today that, effective immediately, it is terminating the equity distribution agreement (the “Agreement”) with Maxim Group LLC providing for the “at-the-market” equity offering program (the “ATM Offering”).

Additionally, the company announced that it is in discussions and has received indicative terms from financial institutions for the financing of the M/T’s Eco California, Eco Bel Air and Eco Beverly Hills, which are expected to be delivered in January, April and May 2019 respectively, from Hyundai in South Korea. The high quality of these vessels together with the high quality time charters attached, make them attractive to financiers.

Additionally, the company is close to finalizing an increase in the Family Trading Inc. credit facility, an affiliate of its CEO and controlling shareholder Mr. Evangelos Pistiolis. Also, the company is in discussions with its existing senior lenders as well as with other finance providers with an objective to secure additional liquidity.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Mr. Craig Brelsford
REDCHIP
Tel: +1 407 571 0902
Email: Craig@redchip.com